Exhibit 99.1

ZTO Reports Second Quarter 2023 Unaudited Financial Results

Expanded Market Share to 23.5% with 7.7 Billion Parcels

Grew Adjusted Net Income 43.9% to Reach RMB2.5 Billion

Annual Volume Guidance Reiterated to Grow 20%-24%

SHANGHAI, Aug. 29, 2023/PRNewswire/ - ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2023[1]. The Company grew parcel volume by 23.8% year over year and expanded market share to 23.5%. Adjusted net income increased 43.9%[2] to reach RMB2,531.0 million. Cash generated from operating activities was RMB3,761.6 million.

Second Quarter 2023 Financial Highlights

•	Revenues were RMB9,740.3 million (US$1,343.3 million), an increase of 12.5% from RMB8,656.7 million in the same period of 2022.

•	Gross profit was RMB3,304.4 million (US$455.7 million), an increase of 50.0% from RMB2,202.8 million in the same period of 2022.

•	Net income was RMB2,530.2 million (US$348.9 million), an increase of 43.9% from RMB1,758.7 million in the same period of 2022.

•	Adjusted EBITDA[3] was RMB3,883.9 million (US$535.6 million), an increase of 34.3% from RMB2,892.0 million in the same period of 2022.

•	Adjusted net income was RMB2,531.0 million (US$349.0 million), an increase of 43.9% from RMB1,758.7 million in the same period of 2022.

•	Basic and diluted net earnings per American depositary share (“ADS”[4]) were RMB3.14 (US$0.43) and RMB3.07 (US$0.42), an increase of 40.8% and 37.7% from RMB2.23 and RMB2.23 in the same period of 2022, respectively.

•	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders[5] were RMB3.14 (US$0.43) and RMB3.07 (US$0.42), an increase of 40.8% and 37.7% from RMB2.23 and RMB2.23 in the same period of 2022, respectively.

•	Net cash provided by operating activities was RMB3,761.6 million (US$518.8 million), compared with RMB3,780.8 million in the same period of 2022.

Operational Highlights for Second Quarter 2023

•	Parcel volume was 7,677 million, an increase of 23.8% from 6,203 million in the same period of 2022.

•	Number of pickup/delivery outlets was over 31,000 as of June 30, 2023.

•	Number of direct network partners was approximately 6,000 as of June 30, 2023.

•	Number of self-owned line-haul vehicles was over 10,000 as of June 30, 2023.

•	Out of the over 10,000 self-owned trucks, over 9,300 were high capacity 15 to 17-meter-long models as of June 30, 2023, compared to over 9,250 as of June 30, 2022.

•	Number of line-haul routes between sorting hubs was approximately 3,800 as of June 30, 2023, compared to approximately 3,700 as of June 30, 2022.

•	Number of sorting hubs was 96 as of June 30, 2023, among which 87 are operated by the Company and 9 by the Company’s network partners.

(1)	An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)	Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investment and subsidiary and corresponding tax impact which management aims to better represent the underlying business operations.

(3)	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investment and subsidiary which management aims to better represent the underlying business operations.

(4)	One ADS represents one Class A ordinary share.

(5)	Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and American depositary diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented, “Amidst an overall soft economic environment, we achieved solid performance results in the second quarter. We continued to widen our lead in industry volume, market share and net profit while maintaining high levels of services quality and customer satisfaction. At 23.5% market share for the second quarter, our 7.7 billion parcels brought in 2.5 billion of net income as we firmly execute our consistent corporate strategy and dig deeper on company-wide initiatives that focus on quality of earnings and strength of partner network.”

Mr. Lai added, “With near term uncertainties in the marketplace, it is more crucial for us to stay disciplined and stay long-term focused. The nature of our business is not that of a quick sprint, and short-term strategies often generate gains that are not only costly but also unsustainable. Our immediate pricing strategy is either defensive or offensive on a case-by-case basis given strategic considerations. Meanwhile, we are enabling our network partners to direct their financial resources towards ramping up their pickup-delivery capabilities to synch up with our sort-transit network so that the ZTO brand value, particularly associated with timeliness, can be meaningfully differentiated so as to drive long-term pricing power and shareholder value.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Core express ASP decreased 7.8% as a combined result from mix impact of KA volume decrease, pricing adjustments to attract lighter or smaller packages and volume incentives. Combined unit sorting and transportation cost decreased over 15%, or 12 cents thanks to scale leverage and continued productivity gain through standardization and digitization programs. SG&A as a percentage of revenue remained stable at approximately 5%. Cash flow from operating activities was 3.8 billion, and capital spending outlay was 2.2 billion.”

Ms. Yan added, “ZTO is focused on profitable growth and our track records have been consistent in that regards. We have established a clear leadership in all three aspects of our strategic focus, that is, service quality, volume and market share, and net profit. We have strong financial resources, staying power and a healthy partner network. In times of macro-economic uncertainties, and facing digressive competitive behaviors in the industry, we are even more diligent and disciplined to carry out appropriate actions. We are reiterating our 2023 volume growth guidance of 20% to 24%. More importantly, we are keeping our eyes on the future in strengthening long-term competitive edge, because the vast opportunities ahead will favor those who are well-prepared.”

Second Quarter 2023 Unaudited Financial Results

	Three Months Ended June 30,					Six Months Ended June 30,
	2022		2023			2022		2023
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%

	(in thousands, except percentages)
Express delivery services	7,931,608	91.6	8,998,444	1,240,942	92.4	15,151,869	91.5	17,387,187	2,397,803	92.9
Freight forwarding services	329,959	3.8	238,872	32,942	2.5	661,044	4.0	431,597	59,520	2.3
Sale of accessories	349,683	4.0	467,778	64,510	4.8	631,754	3.8	836,616	115,375	4.5
Others	45,427	0.6	35,230	4,858	0.3	116,060	0.7	68,163	9,399	0.3
Total revenues	8,656,677	100.0	9,740,324	1,343,252	100.0	16,560,727	100.0	18,723,563	2,582,097	100.0

Total Revenues were RMB9,740.3 million (US$1,343.3 million), an increase of 12.5% from RMB8,656.7 million in the same period of 2022. Revenue from the core express delivery business increased by 14.1% compared to the same period of 2022, as a combined result of a 23.8% increase in parcel volume and a 7.8% decrease in parcel unit price. KA revenue (includes delivery fees) from direct sales organizations, established to serve core express KA customers, decreased 40.1% through either reengagement of partner outlets who can serve just as well or rationalization due to loss-making. Revenue from freight forwarding services decreased by 27.6% compared to the same period of 2022 due to shrinking cross border e-commerce demand and declining pricing. Revenue from sales of accessories, largely consisted of sales of thermal paper used for digital waybills’ printing, increased by 33.8% in line with parcel volume growth. Other revenues were mainly derived from financing services.

	Three Months Ended June 30,					Six Months Ended June 30,
	2022		2023			2022		2023
	RMB	% of revenues	RMB	US$	% of revenues	RMB	% of revenues	RMB	US$	% of revenues

	(in thousands, except percentages)
Line-haul transportation cost	3,029,904	35.0	3,199,832	441,277	32.9	5,983,896	36.1	6,381,652	880,070	34.1
Sorting hub operating cost	1,891,440	21.8	1,934,666	266,803	19.9	3,771,806	22.8	3,948,037	544,459	21.1
Freight forwarding cost	307,005	3.5	222,272	30,653	2.3	614,906	3.7	405,244	55,886	2.2
Cost of accessories sold	119,886	1.4	126,700	17,473	1.3	202,789	1.2	234,128	32,288	1.3
Other costs	1,105,620	12.9	952,429	131,345	9.7	2,165,029	13.1	1,926,669	265,699	10.2
Total cost of revenues	6,453,855	74.6	6,435,899	887,551	66.1	12,738,426	76.9	12,895,730	1,778,402	68.9

Total cost of revenues was RMB6,435.9 million (US$887.6 million), a decrease of 0.3% from RMB6,453.9 million in the same period last year.

Line haul transportation cost was RMB3,199.8 million (US$441.3 million), an increase of 5.6% from RMB3,029.9 million in the same period last year. The unit transportation cost decreased 14.7% or 7 cents mainly attributable to better economies of scale, optimized line-haul route planning and decreased fuel price. There were approximately 50 more self-owned high-capacity vehicles in operation compared to the same period last year which helped to improve operating efficiencies.

Sorting hub operating cost was RMB1,934.7 million (US$266.8 million), an increase of 2.3% from RMB1,891.4 million in the same period last year. The increase primarily consisted of (i) RMB47.1 million (US$6.5 million) increase in labor-associated costs, a net result of wage increases partially offset by automation-driven efficiency improvement and (ii) RMB35.4 million (US$4.9 million) increase in depreciation and amortization costs associated with automation equipment and other facilities, partially offset by (iii) RMB39.2 million (US$5.4 million) decrease in utilities. With standardization in operating procedures, improved performance evaluation system, the unit sorting cost decreased 17.4% or 5 cents. As of June 30, 2023, 460 sets of automated sorting equipment were in service, compared to 431 sets as of June 30, 2022 which enhanced overall sorting operational efficiencies.

Cost of accessories sold was RMB126.7 million (US$17.5 million), increased 5.7% compared with RMB119.9 million in the same period last year.

Other costs were RMB952.4 million (US$131.3 million), a decrease of 13.9% from RMB1,105.6 million in the same period last year. The decrease mainly consisted of (i) RMB258.2 million (US$35.6 million) decrease in dispatching costs serving enterprise customers, (ii) increase of RMB79.1 million (US$10.9 million) in information technology and related costs, and (iii) increase of RMB23.6 million (US$3.3 million) in Tax surcharge.

Gross Profit was RMB3,304.4 million (US$455.7 million), increased 50.0% from RMB2,202.8 million in the same period last year as a combined result of increased revenues and cost productivity gain. Gross margin rate improved to 33.9% from 25.4% for the same period last year.

Total Operating Expenses were RMB425.7 million (US$58.7 million), compared to RMB217.3 million in the same period last year.

Selling, general and administrative expenses were RMB504.6 million (US$69.6 million), increased by 10.4% from RMB456.9 million in the same period last year, mainly due to the increases of compensation and benefits.

Other operating income, net was RMB79.0 million (US$10.9 million), compared to RMB239.6 million in the same period last year. Other operating income mainly consisted of (i) government subsidies and tax rebates of RMB68.0 million (US$9.4 million), (ii) RMB41.9 million (US$5.8 million) of VAT super deduction, (iii) RMB39.1 million (US$5.4 million) of rental income, partially offset by (iv) RMB70.0 million (US$9.7million) loss from machinery and equipment, due to the upgrading of automated sorting equipment.

Income from operations was RMB2,878.8 million (US$397.0 million), an increase of 45.0% from RMB1,985.5 million for the same period last year.

Operating margin rate increased to 29.6% from 22.9% in the same period last year.

Interest income was RMB167.1 million (US$23.0 million), compared with RMB118.5 million in the same period last year.

Interest expenses was RMB72.2 million (US$10.0 million), compared with RMB23.1 million in the same period last year.

Gain from fair value changes of financial instruments was RMB51.6 million (US$7.1 million), compared with a loss of RMB13.6 million in the same period last year. Such gain or loss from fair value changes of the financial instruments are determined by selling banks according to market-based estimation of future redemption prices.

Income tax expenses were RMB575.6 million (US$79.4 million) compared to RMB438.2 million in the same period last year. Overall income tax rate decreased by 1.5 percentage points this quarter compared to the same period last year due to a decreased mix of taxable income generated by local operating entities, taxes at the full 25% tax rate, than taxable income from one of the headquarter entities that enjoys a 15% preferential rate given its High and New Technology Enterprise qualification.

Net income was RMB2,530.2 million (US$348.9 million), which increased by 43.9% from RMB1,758.7 million in the same period last year.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.14 (US$0.43) and RMB3.07 (US$0.42), compared to basic and diluted earnings per ADS of RMB2.23 and RMB2.23 in the same period last year, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB3.14 (US$0.43) and RMB3.07 (US$0.42), compared with RMB2.23 and RMB2.23 in the same period last year, respectively.

Adjusted net income was RMB2,531.0 million (US$349.0 million), compared with RMB1,758.7 million during the same period last year.

EBITDA[1] was RMB3,883.1 million (US$535.5 million), compared with RMB2,892.0 million in the same period last year.

Adjusted EBITDA was RMB3,883.9 million (US$535.6 million), compared to RMB2,892.0 million in the same period last year.

Net cash provided by operating activities was RMB3,761.6 million (US$518.8 million), compared with RMB3,780.8 million in the same period last year.

Business Outlook

Based on current market and operating conditions, the Company reiterates that its parcel volume for 2023 is expected to be in the range of 29.27 billion to 30.24 billion, representing a 20% to 24% increase year over year. Further, the Company remains committed to achieve at least 1.5 percentage point increase in volume market share for the entire year. Aforementioned estimates represent management's current and preliminary view, which are subject to change.

(1)	EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses which management aims to better represent the underlying business operations.

Supplemental Information on Zhongrong Trust Product

Through other public announcements, the Company became aware of the delay in repayments by Zhongrong International Trust Co. Ltd. (“Zhongrong Trust”) of certain trust products under its management after Zhongrong Trust’s second-largest shareholder, Zhongzhi Enterprise Group Co. Ltd., reportedly faced liquidity issues. The Company currently has two outstanding tranches in one of the products managed by Zhongrong Trust. The aggregate principal amount of these two investment tranches is RMB100 million, representing 0.4% of the Company’s cash and cash equivalents, short-term and long-term investments as of June 30, 2023. These two tranches are due for redemption on August 24 and November 22, 2023, respectively. The Company has been proactively following up with Zhongrong Trust on the latest status. As of the date of this press release, it remains uncertain whether Zhongrong Trust will be able to make redemption payments upon maturity. The Company will continue to closely follow-up and provide updates to investors of any progress. The Company is prepared to take appropriate actions against Zhongrong Trust to protect its legal rights under the trust agreements and applicable laws and regulations.

Company Share Purchase

On November 14, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2021, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. On March 31, 2021, the board of directors has approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. On November 17, 2022, the board of directors has approved further changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$1 billion to US$1.5 billion and extending the effective time by one year through June 30, 2024. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2023, the Company has purchased an aggregate of 38,473,231 ADSs at an average purchase price of US$25.18, including repurchase commissions.

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB7.2513 to US$1.00, the noon buying rate on June 30, 2023 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders, and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted net income, adjusted net income attributable to ordinary shareholders and adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, August 29, 2023 (8:30 AM Beijing Time on August 30, 2023).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	6463487

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until September 5, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	2111843

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and other similar expressions. Among other things, the business outlook and quotations from management in this announcement contain forward-looking statements. ZTO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC") and The Stock Exchange of Hong Kong Limited (the "HKEX"), in its interim and annual report to shareholders, in announcements, circulars or other publications made on the website of the HKEX, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including but not limited to statements about ZTO's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: risks relating to the development of the e-commerce and express delivery industries in China; its significant reliance on certain third-party e-commerce platforms; risks associated with its network partners and their employees and personnel; intense competition which could adversely affect the Company's results of operations and market share; any service disruption of the Company's sorting hubs or the outlets operated by its network partners or its technology system; ZTO's ability to build its brand and withstand negative publicity, or other favorable government policies. Further information regarding these and other risks is included in ZTO's filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended June 30,			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	8,656,677	9,740,324	1,343,252	16,560,727	18,723,563	2,582,097
Cost of revenues	(6,453,855)	(6,435,899)	(887,551)	(12,738,426)	(12,895,730)	(1,778,402)
Gross profit	2,202,822	3,304,425	455,701	3,822,301	5,827,833	803,695
Operating (expenses)/income:
Selling, general and administrative	(456,907)	(504,607)	(69,588)	(1,075,106)	(1,291,214)	(178,067)
Other operating income, net	239,634	78,957	10,889	354,612	292,598	40,351
Total operating expenses	(217,273)	(425,650)	(58,699)	(720,494)	(998,616)	(137,716)
Income from operations	1,985,549	2,878,775	397,002	3,101,807	4,829,217	665,979
Other income (expenses):
Interest income	118,490	167,108	23,045	229,588	259,020	35,720
Interest expense	(23,102)	(72,218)	(9,959)	(82,737)	(143,928)	(19,849)
(Loss)/ gain from fair value changes of financial instruments	(13,575)	51,640	7,121	(14,456)	207,213	28,576
Loss on disposal of equity investees and subsidiaries	—	(764)	(105)	—	(764)	(105)
Foreign currency exchange gain before tax	119,805	81,134	11,189	106,940	70,921	9,780
Income before income tax, and share of loss in equity method	2,187,167	3,105,675	428,293	3,341,142	5,221,679	720,101
Income tax expense	(438,205)	(575,585)	(79,377)	(693,424)	(1,030,592)	(142,125)
Share of gain/ (loss) in equity method investments	9,740	123	17	(13,492)	3,947	544
Net income	1,758,702	2,530,213	348,933	2,634,226	4,195,034	578,520
Net loss attributable to non-controlling interests	46,479	10,991	1,516	77,225	16,506	2,276
Net income attributable to ZTO Express (Cayman) Inc.	1,805,181	2,541,204	350,449	2,711,451	4,211,540	580,796
Net income attributable to ordinary shareholders	1,805,181	2,541,204	350,449	2,711,451	4,211,540	580,796
Net earnings per share attributed to ordinary shareholders
Basic	2.23	3.14	0.43	3.35	5.21	0.72
Diluted	2.23	3.07	0.42	3.35	5.10	0.70
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,733,116	808,967,248	808,967,248	809,214,926	808,916,820	808,916,820
Diluted	809,733,116	840,176,316	840,176,316	809,214,926	840,125,888	840,125,888
Net income	1,758,702	2,530,213	348,933	2,634,226	4,195,034	578,520
Other comprehensive income/(loss),net of tax of nil:
Foreign currency translation adjustment	97,328	(161,168)	(22,226)	85,143	(141,897)	(19,568)
Comprehensive income	1,856,030	2,369,045	326,707	2,719,369	4,053,137	558,952
Comprehensive loss attributable to non-controlling interests	46,479	10,991	1,516	77,225	16,506	2,276
Comprehensive income attributable to ZTO Express (Cayman) Inc.	1,902,509	2,380,036	328,223	2,796,594	4,069,643	561,228

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	11,692,773	7,781,443	1,073,110
Restricted cash	895,483	851,899	117,482
Accounts receivable, net	818,968	571,176	78,769
Financing receivables	951,349	1,002,429	138,241
Short-term investment	5,753,483	7,956,404	1,097,238
Inventories	40,537	26,637	3,673
Advances to suppliers	861,573	852,970	117,630
Prepayments and other current assets	3,146,378	3,547,514	489,225
Amounts due from related parties	314,483	745,142	102,760
Total current assets	24,475,027	23,335,614	3,218,128
Investments in equity investee	3,950,544	4,042,303	557,459
Property and equipment, net	28,813,204	30,871,299	4,257,347
Land use rights, net	5,442,951	5,673,188	782,368
Intangible assets, net	29,437	26,339	3,632
Operating lease right-of-use assets	808,506	831,296	114,641
Goodwill	4,241,541	4,241,541	584,935
Deferred tax assets	750,097	880,166	121,380
Long-term investment	7,322,545	10,862,204	1,497,966
Long-term financing receivables	1,295,755	836,453	115,352
Other non-current assets	816,839	374,485	51,644
Amounts due from related parties-non current	577,140	79,660	10,986
TOTAL ASSETS	78,523,586	82,054,548	11,315,838
LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	5,394,423	6,701,000	924,110
Accounts payable	2,202,692	1,928,915	266,010
Notes payable	200,000	-	-
Advances from customers	1,374,691	1,441,876	198,844
Income tax payable	228,422	486,861	67,141
Amounts due to related parties	49,138	197,131	27,186
Operating lease liabilities	229,718	251,404	34,670
Dividends payable	1,497	1,581	218
Other current liabilities	6,724,743	6,718,899	926,575
Total current liabilities	16,405,324	17,727,667	2,444,754
Non-current operating lease liabilities	510,349	487,266	67,197
Deferred tax liabilities	346,472	347,490	47,921
Convertible bond	6,788,971	7,158,372	987,185
TOTAL LIABILITIES	24,051,116	25,720,795	3,547,057
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 809,247,109 shares outstanding as of December 31, 2022; 817,117,539 shares issued and 808,747,346 shares outstanding as of June 30, 2023)	535	528	73
Additional paid-in capital	26,717,727	24,380,754	3,362,260
Treasury shares, at cost	(2,062,530)	(572,247)	(78,916)
Retained earnings	29,459,491	32,324,038	4,457,689
Accumulated other comprehensive loss	(86,672)	(228,569)	(31,521)
ZTO Express (Cayman) Inc. shareholders’ equity	54,028,551	55,904,504	7,709,585
Noncontrolling interests	443,919	429,249	59,196
Total Equity	54,472,470	56,333,753	7,768,781
TOTAL LIABILITIES AND EQUITY	78,523,586	82,054,548	11,315,838

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended June 30,			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	3,780,752	3,761,604	518,750	4,886,147	6,499,578	896,334
Net cash used in investing activities	(3,609,618)	(3,541,559)	(488,403)	(6,924,369)	(9,408,160)	(1,297,445)
Net cash (used in) / provided by financing activities	(157,132)	(1,974,295)	(272,268)	2,423,513	(1,133,723)	(156,348)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	193,657	104,871	14,462	172,835	95,934	13,230
Net increase / (decrease) in cash, cash equivalents and restricted cash	207,659	(1,649,379)	(227,459)	558,126	(3,946,371)	(544,229)
Cash, cash equivalents and restricted cash at beginning of period	10,119,828	10,306,095	1,421,275	9,769,361	12,603,087	1,738,045
Cash, cash equivalents and restricted cash at end of period	10,327,487	8,656,716	1,193,816	10,327,487	8,656,716	1,193,816

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	June 30,	June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Cash and cash equivalents	9,927,765	7,781,443	1,073,110
Restricted cash, current	384,912	851,899	117,482
Restricted cash, non-current	14,810	23,374	3,224
Total cash, cash equivalents and restricted cash	10,327,487	8,656,716	1,193,816

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income	1,758,702	2,530,213	348,933	2,634,226	4,195,034	578,520
Add:
Share-based compensation expense (1)	—	—	—	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries, net of income taxes	—	764	105	—	764	105
Adjusted net income	1,758,702	2,530,977	349,038	2,813,206	4,450,774	613,788

Net income	1,758,702	2,530,213	348,933	2,634,226	4,195,034	578,520
Add:
Depreciation	640,577	671,283	92,574	1,242,220	1,322,968	182,446
Amortization	31,392	33,791	4,660	62,446	68,584	9,458
Interest expenses	23,102	72,218	9,959	82,737	143,928	19,849
Income tax expenses	438,205	575,585	79,377	693,424	1,030,592	142,125
EBITDA	2,891,978	3,883,090	535,503	4,715,053	6,761,106	932,398
Add:
Share-based compensation expense (1)	—	—	—	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiary, net of income taxes	—	764	105	—	764	105
Adjusted EBITDA	2,891,978	3,883,854	535,608	4,894,033	7,016,846	967,666

(1) Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended June 30,			Six Months Ended June 30
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net income attributable to ordinary shareholders	1,805,181	2,541,204	350,449	2,711,451	4,211,540	580,796
Add:
Share-based compensation expense (1)	—	—	—	178,980	254,976	35,163
Loss on disposal of equity investees and subsidiaries , net of income taxes	—	764	105	—	764 105
Adjusted Net income attributable to ordinary shareholders	1,805,181	2,541,968	350,554	2,890,431	4,467,280	616,064

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	809,733,116	808,967,248	808,967,248	809,214,926	808,916,820	808,916,820
Diluted	809,733,116	840,176,316	840,176,316	809,214,926	840,125,888	840,125,888

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.23	3.14	0.43	3.35	5.21	0.72
Diluted	2.23	3.07	0.42	3.35	5.10	0.70

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.23	3.14	0.43	3.57	5.52	0.76
Diluted	2.23	3.07	0.42	3.57	5.40	0.74

(1) Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508